UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year end December 31, 2003

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to

Commission File Number 1-1969

Arbitron 401(k) Plan

(Full title of the Plan)

Arbitron Inc.

(Name of issuer of the securities held pursuant to the plan)

Delaware (State or other jurisdiction of Incorporation or organization)	52-0278528 (I.R.S. employer identification No.)

142 West 57th Street
New York, New York 10019
(Address of principal executive offices of issuer) (Zip code)

(212) 887-1300
(Issuer’s telephone number, including area code)

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedules, and Exhibits

Page Number
Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits - December 31, 2003 and 2002	4
Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2003 and 2002	5
Notes to Financial Statements - December 31, 2003 and 2002	6
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2003	10
SIGNATURE	11
EXHIBITS
Exhibit 23.01– Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

The Retirement Committee of
  Arbitron Inc. and Participants
  of the Arbitron 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Arbitron 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Baltimore, Maryland
June 18, 2004

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Investments, at fair value:
Cash and cash equivalents	$145	$—
Common stocks	1,726,287	1,387,834
Mutual funds	35,269,453	24,641,704

	36,995,885	26,029,538

Participant loans	588,339	505,794

Receivables:
Participant contributions	148,263	120,814
Employer contributions	515,618	407,156

	663,881	527,970

Net assets available for benefits	$38,248,105	$27,063,302

See accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2003	2002
Changes to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$6,145,511	$(3,311,349)
Interest	27,086	28,188
Dividends	501,387	501,089

	6,673,984	(2,782,072)

Contributions:
Participant	3,921,213	3,613,660
Rollovers	89,711	410,039
Employer	1,616,134	1,379,369

	5,627,058	5,403,068

	12,301,042	2,620,996
Deductions from net assets attributed to - benefits paid to participants	1,116,239	962,359

Net increase	11,184,803	1,658,637
Net assets available for benefits:
Beginning of year	27,063,302	25,404,665

End of year	$38,248,105	$27,063,302

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2003 and 2002

1. Basis of Presentation

The accompanying financial statements of the Arbitron 401(k) Plan (the “Plan”) have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Description of Plan

The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for a participating employer primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron Inc. (the “Company”) through its Vice President of Administration and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust Agreement

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

Contributions

Participants may contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. During 2003, the Plan administrator, in accordance with the terms of the Plan, limited participant contributions on behalf of highly compensated participants, as defined by the Plan, to 8% of their eligible earnings. For the year 2003, the IRC limited the total salary deferral contributions of any participant to $12,000 for participants under age 50, and $14,000 for participants age 50 and over.

Company matching contributions were determined on the basis of 50% for 2003 of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company economic performance criteria and amounted to 19.5% of a participant’s contribution during 2003, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees on December 31, 2003. The Company made basic monthly matching contributions totaling $1,178,108 and $1,082,095, respectively, for the years ended

ARBITRON 401(k) Plan
Notes to the Financial Statements – Continued
December 31, 2003 and 2002

December 31, 2003 and 2002. The Company also declared a year-end performance matching contribution of $438,026 and $297,274, for 2003 and 2002, respectively. Company contributions to participant accounts are limited to the lesser of $40,000 or 100% of a participant’s annual salary.

Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants in the Plan, who also participate in the Company’s defined benefit pension plan, are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan, who do not participate in the Company’s defined benefit pension plan, vest immediately in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%

Forfeitures of employer performance-based matching contributions are used to pay expenses of administering the Plan and to reduce future employer contributions. Forfeitures for the years ended December 31, 2003 and 2002 were $10,501 and $11,724, respectively.

Withdrawals

Participants who are age 59 ½ or older may withdraw from their vested account balance. Additionally, participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

Loans

Participants may borrow up to 50% of their salary deferral contributions, rollover contributions, and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. Interest rates are set by the Plan administrator on the loan origination date and are based on the prime interest rates charged by major national banks as of that date. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

Income Tax Status

On April 23, 2002, the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan’s tax qualification under the provisions of Section 401(a) of the IRC, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the IRC. The Company believes the Plan operates in compliance with the applicable requirements of the IRC. Contributions to the Plan are not included in the participant’s taxable income for federal and, in most states,

ARBITRON 401(k) Plan
Notes to the Financial Statements – Continued
December 31, 2003 and 2002

state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan generally is not taxable until distributed or withdrawn.

Party-In-Interest

The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of the Trustee and management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

3. Summary of Significant Accounting Policies

Investments and Income Recognition

Investments are stated at their fair value. Investments in the Company’s common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Participant loans are valued at the principal amount plus accrued interest, which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Costs and Expenses

The Company pays costs and expenses of administering the Plan.

4. Investments

The following table summarizes the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and/or 2002:

	December 31,
	2003	2002
T. Rowe Price Trust Company Mutual Funds:
Summit Cash Reserves Fund	$6,921,224	$5,655,834
Equity Income Fund	6,497,069	4,751,169
New Horizons Fund, Inc.	4,908,671	2,940,415
Small-Cap Value Fund	3,553,346	2,264,979
Equity Index 500 Fund	3,152,129	2,092,251
Capital Appreciation Fund	3,092,720	1,987,149
New Income Fund	1,675,777	1,544,567

ARBITRON 401(k) Plan
Notes to the Financial Statements – Continued
December 31, 2003 and 2002

During the years ended December 31, 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value by $6,145,511 and $(3,311,349), respectively, as follows:

	2003	2002
Mutual funds	$5,792,022	$(3,424,552)
Common stock	353,489	113,203

	$6,145,511	$(3,311,349)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.

ARBITRON 401(k) PLAN
Schedule H, Line 4i, -Schedule of Assets (Held at End of Year)
December 31, 2003

Current
Identity of Issue and Investment Description	Value (1)
Common stock:
Arbitron Inc.*	$1,726,287

T. Rowe Price Trust Company* mutual funds:
Summit Cash Reserves Fund	6,921,224
Equity Income Fund	6,497,069
New Horizons Fund Inc.	4,908,671
Small-Cap Value Fund	3,553,346
Equity Index 500 Fund	3,152,129
Capital Appreciation Fund	3,092,720
International Stock Fund	1,792,095
Balanced Fund, Inc.	1,736,657
New Income Fund	1,675,777
Science and Technology Fund	688,468
International Discovery Fund	418,643

34,436,799

Other mutual funds
Janus Growth and Income Fund	832,654

Participant loans with interest rates ranging from 5.00% to 9.50%	588,339

Cash and cash equivalents	145

$37,584,224

(1) Current value is based on quoted market prices, except for participant loans, which is based on principal and interest outstanding, which approximates fair value.

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARBITRON 401(k) PLAN
By:	/s/ WILLIAM J. WALSH
William J. Walsh
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc., Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: June 28, 2004